

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

Via E-Mail
Mr. Brent Suen
President and Chief Executive Officer
Seratosa, Inc.
22 D'Aguilar Street
3/F, Central
Hong Kong HKSAR

> **Re:** **Seratosa, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 27, 2014**
> **Form 10-K/A for Fiscal Year Ended December 31, 2013**
> **Filed January 26, 2015**
> **Response Dated January 26, 2015**
> **File No. 000-51815**

Dear Mr. Suen:

We have reviewed your response dated January 26, 2015 and the related amendments and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. Your response to comment 1 in our letter dated December 30, 2014 indicates you amended your Form 10-K to provide an audit report covering the year ended December 31, 2012. However, we note that your amended Form 10-K instead includes the report of Burr Pilger Mayer, Inc. on your financial statements for the year ended December 31, 2011. As previously requested, please amend your Form 10-K to provide audit reports covering both years presented in your financial statements, i.e. December 31, 2013 and

2012. Based on your previous filings, it appears that both of these years were audited by Dominic K.F. Chan & Co. Please refer to Rule 8-02 of Regulation S-X.

General

2. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief